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             [Letterhead of American Oriental Bioengineering, Inc.]


                                                                  April 29, 2005


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549


     Re:  American Oriental Bioengineering, Inc.
          Registration Statement on Form SB-2
          File No. 333-124133


Ladies and Gentlemen:

         The undersigned as the Chief Executive Officer of American Oriental Bioengineering, Inc. (the "Company"), hereby requests that the Registration Statement on Form SB-2, File No. 333-124133 covering the shares of Common Stock of the Company be declared effective at 4:00 p.m., Washington D.C. time, on April 29, 2005, or as soon thereafter as practicable.


         The Company acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                             Sincerely,

                                             /s/ Tony Liu
                                             --------------------------------
                                             Tony Liu
                                             Chief Executive Officer